[redacted]

13013606

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen Equity Finance LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons — 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen Equity Finance LP, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 12/31/17

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen Equity Finance LP

(Formerly known as KDC Securities, LP)

Statement of Financial Condition

December 31, 2012

pwc

Cowen Equity Finance LP

(Formerly known as KDC Securities, LP)

Statement of Financial Condition

December 31, 2012

Cowen Equity Finance LP
(Formerly known as KDC Securities, LP)
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Partners and Board of Managers of
Cowen Equity Finance, LP

We have audited the accompanying statement of financial condition of Cowen Equity Finance, LP (the "Partnership") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cowen Equity Finance, LP at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Cowen Equity Finance LP
(Formerly known as KDC Securities, LP)
Statement of Financial Condition
December 31, 2012

(in thousands)

Assets		
Cash	$	8,273
Receivable from brokers, dealers and clearing organizations		415,852
Other assets		88
Total assets	$	424,213
Liabilities and Partners' Capital		
Liabilities		
Payable to brokers, dealers and clearing organizations	$	410,441
Due to related parties		391
Other liabilities		232
Total liabilities		411,064
Partners' capital		13,149
Total liabilities and partners' capital	$	424,213

The accompanying notes are an integral part of this financial statement.

1. Organization and Activities

Cowen Equity Finance LP (the "Partnership"), formerly known as KDC Securities, LP ("KDC") is a Delaware limited partnership formed on March 12, 1981, and registered as a broker-dealer under Federal and New York State securities laws. The Partnership engages in security lending activities with other brokers and dealers. On November 1, 2012, the Partnership was acquired by Cowen Equity Finance Group LLC ("Cowen"), a wholly owned indirect subsidiary of Cowen Group, Inc. ("CGI" or "Parent").

Prior to the acquisition ("acquisition") of the Partnership by Cowen, KDC Alpha Securities Fund, LP ("Alpha"), a Delaware limited partnership was the sole limited partner and Kellner Dileo & Co., LLC ("Kellner") was the General Partner of the Partnership. Subsequent to the acquisition of the Partnership, Cowen became the General Partner and Cowen Structured Holdings Inc. ("CSH") became the limited partner of the Partnership.

2. Significant Accounting Policies

Basis of Presentation

The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated in one financial institution.

Securities Lending Activities

Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received in connection with the transactions and are included in receivables from and payables to brokers, dealers and clearing organizations in the statement of financial condition. Securities borrowed transactions require the Partnership to deposit cash collateral with the lender. With respect to securities loaned, the Partnership receives cash collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed and loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Securities Transactions

Financial instruments, are recorded at fair value. Purchases and sales of financial instruments are recorded on a trade-date basis.

Contingencies
In accordance with GAAP, the Partnership establishes reserves for contingencies when the Partnership believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Partnership discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Partnership's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

In-Kind Subscriptions
Prior to the acquisition, the Partnership received marketable securities with the fair value of $10.1 million as of the dates of their contribution. After the acquisition, the Partnership also received a contribution of $0.1 million to settle current taxes due to Cowen. Both were recorded as in-kind contributions. In addition, the Partnership had in-kind redemptions of securities with a market value of $55.4 million which resulted in net realized gain of $0.3 million.

Income Taxes
Prior to its acquisition by Cowen, KDC was a partnership not subject to U.S. federal or state income taxes. However, KDC was subject to New York City unincorporated business tax ("NYC UBT") on its activities conducted in New York City. After its acquisition by Cowen, the Partnership became disregarded for income tax purposes and joined in the consolidated tax return of CGI for U.S. federal, state and local income tax purposes. For financial accounting purposes, the Partnership recognizes taxes based on its allocated share of tax from Cowen, as if it operated on a stand-alone basis. Federal, state and local income taxes as well as benefits for federal, state, and local net operating losses are allocated based on an informal tax sharing policy between the Partnership and other members of CGI's consolidated group. Under this policy, members of CGI's consolidated group that utilize net operating losses of other members of the consolidated group compensate such loss members for the losses utilized. The Partnership records such compensation contribution from Cowen, consistent with guidance under ASC 740 that applies to partnerships not part of a formal tax sharing agreement.

The Partnership accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 requires the Partnership to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 7, "Income Taxes" for additional information and disclosures.

Accounting Developments

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued amended guidance clarifying how to measure fair value and requires additional disclosures regarding fair value measurements. The amendments, among other things, prohibit the use of blockage factors at all levels of the fair value hierarchy, provide guidance on measuring financial instruments that are managed on a net portfolio basis, and clarify guidance on the application of premiums and discounts in measuring fair value. Additional disclosure requirements include the disclosure of transfers between Level 1 and Level 2, and for Level 3, fair value measurements, a description of the valuation processes and additional information regarding unobservable inputs affecting Level 3 measurements. The amendments were effective for the Partnership beginning in the first quarter of 2012. The adoption of this amended guidance did not have a material impact on the Partnership's financial condition or results of operations.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2012 consist of the following:

(in thousands)

Securities borrowed	$	406,326
Receivable from brokers, dealers and clearing organizations		9,526
Total receivable	$	415,852
Securities loaned	$	408,971
Payable to brokers, dealers and clearing organizations		1,470
Total payable	$	410,441

The Partnership has loaned to brokers and dealers, securities having a market value of $388.4 million. In addition, the Partnership has borrowed from brokers and dealers, securities having a market value of $391.6 million.

4. Income Taxes

The Partnership was subject to New York City Unincorporated Business Tax until its acquisition by Cowen. After its acquisition, the taxable results of the Partnership's operations are included in the consolidated federal, state, and local tax returns of CGI.

Pursuant to an informal tax sharing policy among members of the CGI consolidated tax group, which the Partnership joined upon its acquisition by Cowen, the Partnership owes compensation to members of the CGI consolidated group whose tax losses were used to offset the Partnership's taxable income generated after its inclusion in the CGI consolidated group.

For the year ended December 31, 2012, the effective tax rate of 2.4% differs from the statutory rate of 35% primarily due to partnership income not subject tax as well as state and local taxes. As of December 31, 2012, the Partnership did not recognize any deferred tax assets or deferred tax liabilities. The Partnership had no net operating loss carryforwards for U.S. tax purposes.

For tax years from 2009 up to its acquisition, the Partnership was taxed as a partnership under U.S. tax rules and is subject to examination by federal, state and local tax authorities where it had significant operations, such as New York, accordingly. For tax years following its acquisition, the Partnership is subject to examination by the same authorities as part of the CGI consolidated tax group. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Currently, the Partnership or consolidated tax groups of which it is a member are not undergoing any examination by taxing authorities for any open tax years. Further, the Partnership's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Partnership does not have any uncertain tax positions recorded for the year ended December 31, 2012.

5. Related Party Transactions

The Partnership has related party transactions with Cowen Services Company, LLC ("CSC"), an affiliate which provides certain administrative, support services and other assistance to the Partnership. At December 31, 2012, the Partnership had a related party balance of $0.4 million with CSC which is included in due to related parties on the statement of financial condition.

6. Net Capital Requirements

As a registered broker dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Partnership's required net capital, as defined, is $0.2 million. The Partnership is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2012, the Partnership had net capital of approximately $12.4 million, which was approximately $12.2 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(i), the Partnership is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it does not maintain customer accounts.

7. Commitment and Contingencies

Litigation

In the ordinary course of business, the Partnership and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Partnership and related parties) may be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings could assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these legal actions and proceedings could include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Partnership and related parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Partnership is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Partnership receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Partnership seeks to resolve any litigation and regulatory matters in the manner management believes is in the best interests of the Partnership, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Partnership has evaluated potential litigation claims and based on the information currently available, the Partnership has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable.

8. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Partnership's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and our role as a financial intermediary in customer trading and investment activities.

The Partnership clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Partnership and the clearing brokers, the clearing brokers have the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing brokers, the Partnership believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2012, the Partnership had recorded no liability.

Credit risk is the potential loss the Partnership may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Partnership's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Partnership's activities include agreements to borrow or lend securities. These activities may expose the Partnership to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to us, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Partnership may be required to complete the transaction at prevailing market prices.

The Partnership manages credit risk by monitoring the credit exposure to and the standing of each counterparty, requiring additional collateral where appropriate, and using master netting agreements whenever possible.

9. Subsequent Events

The Partnership has performed an evaluation of subsequent events through February 28, 2013, which is the date the financial statements were available to be issued, and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statements.